April 30, 2010

VIA EDGAR CORRESPONDENCE

Mr. Craig Ruckman

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:    Hartford Series Fund, Inc. (SEC File Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-3920 and 811-04615) (the “Registrants”)

Dear Mr. Ruckman:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron and Elizabeth Constant on Tuesday, March 30, 2010, with respect to Hartford Series Fund, Inc. Post-Effective Amendment No. 73 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 53, each filed on February 12, 2010.  On behalf of each Registrant, we have reproduced your comments, and our responses thereto are provided below.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.      Comment:              The summary prospectuses do not include the legend required by Rule 498(b)(1)(v) under the Securities Act of 1933.  Please confirm that the Registrants do not intend to rely on Rule 498.  Otherwise, please provide the language that will be used for the legend.

Response:               The Registrants intend to rely on Rule 498, but did not include the legend required by Rule 498(b)(1)(v) because the filed Prospectuses were statutory prospectuses.  The summary prospectuses, which will be filed pursuant to Rule 497(k) under the Securities Act of 1933, will include the following legend:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.hlsfunds.com/prospectus. You can also get this information at no cost by calling (800)862-6668 or by sending an e-mail request to prospectus@hlsfunds.com. The Fund’s prospectus dated May 1, 2010, statement of additional information dated May 1, 2010 and annual report dated December 31, 2009 are incorporated into this summary prospectus by reference. The Fund’s statement of additional information and annual report may be obtained, free of charge, in the same manner as the Fund’s prospectus.

US  Austin  Boston  Charlotte  Hartford  New York  Newport Beach  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

2.      Comment:              Although the funds may not rely on the delivery procedures under Rule 14a-16 under the Securities Exchange Act of 1934, please confirm that the funds will post their proxy materials on the internet as required by the rule.

Response:              The Registrants have generally posted proxy materials on the internet in the past.  The Registrants expect to continue this practice; however, the Registrants make no representations that they will post proxy materials on the internet in each case.

3.      Comment:              Please confirm that ticker symbols for each class of each fund will be reflected on EDGAR.

Response:              The Registrants confirm that ticker symbols for each class of each fund will be reflected on EDGAR.

4.      Comment:              With respect to each fund’s expense table, please replace the current parenthetical to the Annual Fund Operating Expenses caption with the following parenthetical:  “(expenses that you pay each year as a percentage of the value of your investment).”

Response:              Instruction 1(b) to Item 3 of Form N-1A states that a fund “may modify the narrative explanations [accompanying the fee table] if the explanation contains comparable information to that shown.”  The Registrants believe that the current parenthetical is comparable to the parenthetical included in the form and is more appropriate for funds that are offered solely to variable annuity and variable life insurance separate accounts and qualified retirement plans.  For these reasons, we respectfully decline to make the proposed change.

5.      Comment:              With respect to each fund’s expense example, please delete following header: “Expenses (with or without redemption).”

Response:              Instruction 4(f) to Item 3 of Form N-1A provides that the portion of the expense example relating to expenses if shares are not redeemed is only required “if a sales charge (load) or other fee is charged upon redemption.”  Because the funds do not charge a deferred sales charge or a redemption fee, this portion of the example is not included in the Prospectuses.  However, as required by Item 3 of Form N-1A, the preamble to each fund’s expense example states that an investor would pay the expenses shown if the investor sells its shares at the end of each time period.  Therefore, the Registrants believe that the header is important because it clarifies that an investor will pay the expenses shown even if the investor does not redeem its shares. For this reason, we respectfully decline to make the proposed change.

6.      Comment:              With respect to each fund’s expense example, please revise the preamble to the example to note that expenses do not include separate account expenses and would be higher if such expenses were included.

Response:               The disclosure preceding each fund’s fee table currently states that both the table and the examples do not include separate account expenses.  Therefore, the Registrants believe that it is not necessary to include an additional statement in the preamble to the example.  The statement preceding the fee table has, however, been revised to read as follows:

Please note that the fees and expenses in this table and the examples below do not include fees and expenses that will be applied at the variable annuity or variable life insurance contract level or by a qualified retirement plan and would be higher if such fees and expenses were included.

7.      Comment:              With respect to each fund’s Prospectus, please change the heading before the risks section from “Main Risks” to “Principal Risks.”

Response:               Form N-1A does not require the use of the term “Principal Risks.”  Additionally, General Instruction B.4.(c) of Form N-1A provides that the plain English requirement of Rule 421 under the Securities Act of 1933 applies to a fund’s prospectus.  The Registrants believe the term “Main Risks” is consistent with the plain English requirement.  Therefore, we respectfully decline to make the proposed change.

8.      Comment:              The disclosure in the Past Performance section of each fund’s Summary Section states that updated performance information is available at a given website.  Please confirm that investors will be able to access the relevant updated information from the given website.

Response:               The Registrants confirm that investors will be able to access the relevant updated information from the given website.

9.      Comment:              With respect to each fund’s Prospectus, please delete the first two bullets in the Past Performance section of the Summary Section, as this information is neither required nor permitted by Item 4 of Form N-1A.

Response:               Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section.  Additionally, the Registrants believe the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section.  For these reasons, we respectfully decline to make the proposed change.

10.    Comment:              With respect to each fund’s Prospectus, please remove the description of the indices following the table in the Average Annual Total Returns section of the Summary Section.  The description of the indices may be included in the narrative preceding the table.

Response:               We have revised the disclosure consistent with this comment.

11.    Comment:              The Main Risks section of the Prospectuses for several non-money market funds contains disclosure that an investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Please remove this language as it is neither required nor permitted by Form N-1A.

Response:               We note that the funds are, in general, managed in a substantially similar manner to funds offered to retail investors, and as such have the same strategies and risks as those retail funds.  As these changes would result in inconsistencies between the funds’ Prospectuses and the currently effective prospectuses for the retail funds, we respectfully decline to make the proposed change, but will consider this change when the prospectuses are updated in 2011.

12.    Comment:              The disclosure in the Payments to Broker-Dealers and Other Financial Intermediaries section of each fund’s Summary Section is not responsive as to whether broker-dealers and other financial intermediaries receive payments.  Please revise this section to indicate whether broker-dealers or other intermediaries may receive payments that may result in conflicts of interest in recommending investment in a fund through variable annuity or variable life insurance contracts or qualified retirement plans.

Response:               We have revised the disclosure to include the following in the Payments to Broker-Dealers and Other Financial Intermediaries section of each fund’s Summary Section:

The Fund is only available as an underlying investment for certain variable annuity and variable life insurance contracts and qualified retirement plans.    The Fund and its related companies may make payments to the sponsoring insurance company (or its affiliates) and to broker-dealers and other financial intermediaries for distribution and/or other services.  These payments may be a factor that the insurance company considers in including the Fund as an underlying investment option in the variable contract.  Payments to broker-dealers and other financial intermediaries may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend a variable product and the Fund over another investment.  Ask your financial adviser or visit the website of the insurance company or the financial intermediary for more information.  The disclosure document for your variable contract may contain additional information about these payments.

13.    Comment:              Please confirm whether the information in the Additional Risks and Investment Information section of each fund’s Prospectus is intended to elaborate on the fund’s principal investment strategies and risks.  If so, please identify each investment type discussed in this section in the Principal Investment Strategy section.  If not, please clearly segregate those investment types that are principal and those that are not principal.  In addition, please ensure that any principal risks that are discussed in response to the requirements of Item 9 of Form N-1A are summarized in response to the requirements of Item 4 of Form N-1A.

Response:               The disclosure contained in the Additional Risks and Investment Information section of each fund’s Prospectus is intended to elaborate on the fund’s principal investment strategies and risks by providing further detail about such strategies and risks.  This section is also designed to identify additional strategies pursued by the funds that are not considered principal.  The Registrants believe that use of the “Principal Investment Strategy” and “Additional Risks and Investment Information” headers adequately segregates each fund’s principal investment strategies from any additional strategies.  In addition, all risks that are considered main risks for a fund are included in that fund’s Summary Section as required by Item 4.  For these reasons, we respectfully decline to make any changes to the current disclosure.

14.    Comment:              Please include disclosure regarding temporary defensive positions in the Principal Investment Strategy section of each fund’s Prospectus.

Response:               The Registrants do not consider a fund’s use of temporary defensive positions to be a principal investment strategy of the fund.  In addition, disclosure regarding temporary defensive positions is included in the Additional Risks and Investment Information section of each fund’s Prospectus.  Pursuant to General Instruction C.3.(a) of Form N-1A and Rule 421(a) under the Securities Act of 1933, this disclosure, which is in response to Instruction 6 to Item 9(b)(1) of Form N-1A, is not required to be included in a specific location in a fund’s prospectus.  For these reasons, we respectfully decline to make the proposed change.

15.    Comment:              With respect to Advisers HLS Fund, please include the market capitalization range of companies included in the S&P 500 Index in the Principal Investment Strategy section of the Summary Section.

Response:               We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization and that the market capitalization range of companies included in the S&P 500 Index is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  The Registrant believes this level of detail is not required in the Summary Section for this type of fund and, therefore, we respectfully decline to make the proposed change.

16.    Comment:              With respect to Advisers HLS Fund, please confirm the inclusion of the last sentence regarding subprime mortgages in the “Mortgage-Backed and Asset-Backed Securities Risk” given that the fund invests in investment grade debt securities.

Response:               The Registrant confirms that the disclosure should be included since the fund may invest in sub-prime mortgages.

17.    Comment:              With respect to Advisers HLS Fund, please include “Large-Cap Stock Risk” in the Main Risks section.

Response:               The Registrant does not consider “Large-Cap Stock Risk” to be a main risk of investing in the fund.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  This change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed change.

18.    Comment:              With respect to Advisers HLS Fund, please confirm that the disclosure in the Consequences of Portfolio Trading Practices section of the Additional Information Regarding Risks and Investment Strategies section is appropriate given that the Principal Investment Strategy section indicates that shifts in asset allocation are expected to be gradual.

Response:               The Registrant confirms that this disclosure is appropriate.

19.    Comment:              With respect to Disciplined Equity HLS Fund, please include the market capitalization range of companies included in the S&P 500 Index in the Principal Investment Strategy section of the Summary Section.

Response:               We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization and that the market capitalization range of companies included in the S&P 500 Index is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  The Registrant believes this level of detail is not required in the Summary Section for this type of fund and, therefore, we respectfully decline to make the proposed change.

20.    Comment:              With respect to Dividend and Growth HLS Fund, please include the market capitalization range of companies included in the S&P 500 Index in the Principal Investment Strategy section of the Summary Section.

Response:               We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization and that the market capitalization range of companies included in the S&P 500 Index is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  The Registrant believes this level of detail is not required in the Summary Section for this type of fund and, therefore, we respectfully decline to make the proposed change.

21.    Comment:              With respect to Dividend and Growth HLS Fund, please include “Dividend Yielding Investment Risk” in the Main Risks section.

Response:               The Registrant does not consider “Dividend Yielding Investing Risk” to be a main risk of investing in the fund.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  This change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed change.

22.    Comment:              With respect to Fundamental Growth HLS Fund, please include the market capitalization range of companies included in the Russell 1000 Growth Index in the Principal Investment Strategy section of the Summary Section.

Response:               The fund was merged on April 16, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

23.    Comment:              With respect to Fundamental Growth HLS Fund, please revise the second bullet point in the Past Performance section of the Summary Section in order to comply with Form N-1A’s plain English requirements.

Response:               The fund was merged on April 16, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

24.    Comment:              With respect to the Fundamental Growth HLS Fund Prospectus, please state the date the fund’s strategy was changed.

Response:               The fund was merged on April 16, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

25.    Comment:              With respect to Global Growth HLS Fund, please revise the Principal Investment Strategy section and, where appropriate, make other changes throughout the Prospectus to clarify that a significant percentage of the fund’s assets will be invested outside the United States.

Response:               The Registrant believes that the disclosure concerning the fund’s commitment to invest outside the United States is consistent with SEC staff guidance concerning the use of the term “global” in fund names.  Footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940 clarifies that the appearance of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. The release notes that “[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the SEC staff has distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).

The Registrant believes that the fund’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will diversify its investments in securities of issuers among a number of different countries throughout the world, which may include the United States; however, the Fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

26.    Comment:              With respect to Global Health HLS Fund, please revise the Principal Investment Strategy section and, where appropriate, make other changes throughout the Prospectus to clarify that a significant percentage of the fund’s assets will be invested outside the United States.

Response:               The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 25 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will invest in securities of issuers located in a number of different countries throughout the world, one of which may be the United States; however, the Fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

27.    Comment:              With respect to Global Health HLS Fund, please revise the Principal Investment Strategy section to indicate that the fund is non-diversified.

Response:               The Registrant believes that the inclusion of “Non-Diversification Risk” in the Main Risks section adequately discloses that the fund is non-diversified.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  This change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed change, but will consider this change when the prospectuses are updated in 2011.

28.    Comment:              With respect to Global Health HLS Fund, please include “Large-Cap Stock Risk” and “Mid-Cap Stock Risk” in the Main Risks section.

Response:               The Registrant does not consider “Large-Cap Stock Risk” and “Mid-Cap Stock Risk” to be main risks of investing in the fund.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  These changes would result in inconsistencies between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed changes.

29.    Comment:              With respect to Global Health HLS Fund, in the Past Performance section of the Summary Section the first footnote to the average annual total returns table indicates that returns for the indices are shown through 12/31/2008.  Please update the disclosure to include returns through 12/31/2009.

Response:               We have revised the disclosure consistent with this comment.

30.    Comment:              With respect to Global Research HLS Fund’s expense table, please note that Form N-1A does not permit information regarding fee waivers or expense limitations in the table or in a footnote to the table unless the fee waiver or expense limitation will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement.  To the extent that this requirement is met, please include two line items: one showing the amount of the fee waiver or expense limitation and the other showing net operating expenses.  Otherwise, please delete the footnote to the fee table.

Response:               The footnote has been revised to read as follows:

The management fees have been restated to reflect that effective November 1, 2009, HL Advisors reduced its contractual management fee by 0.05% at the first breakpoint and by 0.025% at the second breakpoint of this fund.

31.         Comment:                                           With respect to Global Research HLS Fund, please revise the Principal Investment Strategy section and, where appropriate, make other changes throughout the Prospectus to clarify that a significant percentage of the fund’s assets will be invested outside the United States.

Response:                                             The Registrant believes that the fund’s investment strategy conforms to the guidance found in the footnote discussed in the response to Comment 25 and other SEC staff guidance. As disclosed in the fund’s Principal Investment Strategy, the fund:

will invest in securities of companies located in a number of different countries throughout the world, one of which may be the United States; however, the Fund has no limit on the amount of assets that may be invested in each country.

For these reasons, we respectfully decline to make the proposed change.

32.         Comment:                                           With respect to Index HLS Fund, please include “Tracking Error Risk” in the Main Risks section.

Response:                                             We have revised the disclosure consistent with this comment.

33.         Comment:                                           With respect to Global Advisers HLS Fund, please revise the Principal Investment Strategy section and, where appropriate, make other changes throughout the Prospectus to clarify that a significant percentage of the fund’s assets will be invested outside the United States.

Response:                                             The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

34.         Comment:                                           With respect to Global Advisers HLS Fund, please refer to lower-rated bonds as “junk bonds.”

Response:                                             The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

35.         Comment:                                           With respect to Global Advisers HLS Fund, please include “Large-Cap Stock Risk,” “Growth Orientation Risk,” “Liquidity Risk” and “Mid-Cap Stock Risk” in the Main Risks section.

Response:                                             The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

36.         Comment:                                           Class IB shares for Global Advisers HLS Fund commenced operations on November 9, 1999.  Therefore, please calculate returns for the fund’s Class IB shares for the past 10 years and delete the first footnote to the fund’s average annual total returns table.

Response:                                             The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

37.         Comment:                                           Please expand the discussion of derivatives risk in the Main Risks section of the Prospectus for Global Advisers HLS Fund.  In particular, please include a discussion of liquidity, leverage and counterparty risks associated with investments in derivatives.

Response:                                          The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

38.         Comment:                                           With respect to Growth HLS Fund, please include the market capitalization range of companies included in the Russell 1000 Growth Index in the Principal Investment Strategy section of the Summary Section.

Response:                                             We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization and that the market capitalization range of companies included in the Russell 1000 Growth Index is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  The Registrant believes this level of detail is not required in the Summary Section for this type of fund and, therefore, we respectfully decline to make the proposed change.

39.         Comment:                                           With respect to High Yield HLS Fund, please refer to lower-rated bonds as “junk bonds.”

Response:                                          We have revised the disclosure consistent with this comment.

40.         Comment:                                           With respect to High Yield HLS Fund, please include “Active Trading Risk,” “Call Risk,” “Income Risk,” “Interest Rate Risk” and “Loan Prepayment Risk” in the Main Risks section.

Response:                                             We have revised the disclosure to include “Active Trading Risk” and “Interest Rate Risk” in the Main Risks section.  The Registrant does not, however, consider “Call Risk,” “Income Risk” and “Loan Prepayment Risk” to be main risks of investing in the fund.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  These changes would result in inconsistencies between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed changes.

41.         Comment:                                           With respect to High Yield HLS Fund, the Principal Investment Strategy section states that the fund may invest in preferred stocks, convertible securities and securities accompanied by warrants to purchase equity securities.  Please disclose the risks of investing in securities of this nature.

Response:                                             The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus sets forth the risks associated with these types of securities.  Accordingly, we respectfully decline to make the proposed change.

42.         Comment:                                           With respect to International Opportunities HLS Fund, please include the market capitalization range of companies included in the Morgan Stanley Capital International All Country World ex US Index in the Principal Investment Strategy section of the Summary Section.

Response:                                             We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization and that the market capitalization range of companies included in the Morgan Stanley Capital International All Country World ex US Index is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  The Registrant believes this level of detail is not required in the Summary Section for this type of fund and, therefore, we respectfully decline to make the proposed change.

43.         Comment:                                           With respect to Money Market HLS Fund’s expense table, please note that Form N-1A does not permit information about fee waivers or expense limitations in the table or in a footnote to the table unless the fee waiver or expense limitation will actually reduce fund operating expenses for no less than one year from the effective date of the registration statement.  To the extent that this requirement is met, please include two line items: one showing the amount of the fee waiver or expense limitation and the other showing net operating expenses.  Otherwise, please delete the footnote to the fee table.

Response:                                             We have revised the disclosure consistent with this comment.

44.         Comment:                                           With respect to Money Market HLS Fund, please include “Prepayment Risk” in the Main Risks section.

Response:                                             The Registrant does not consider “Prepayment Risk” to be a main risk of investing in the fund.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  This change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed change.

45.         Comment:                                           With respect to the Small Company HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

Response:                                             We have revised the disclosure consistent with this comment.

46.         Comment:                                           With respect to Small Company HLS Fund, please delete the third bullet in the Past Performance section of the Summary Section, as this information is neither required nor permitted by Item 4 of Form N-1A.

Response:                                             Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section.  Additionally, the Registrant believes the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section.  For these reasons, we respectfully decline to make the proposed change.

47.         Comment:                                           The Principal Investment Strategy section of the Summary Section for Small Company HLS Fund notes that the fund invests in foreign issuers and non-dollar securities.  Please revise the Principal Investment Strategy section to clarify that the fund invests in both dollar and non-dollar denominated securities.  To the extent that this comment is applicable to the Prospectuses for other funds, please make similar changes to those Prospectuses.

Response:                                             The Registrant believes that the current disclosure adequately describes that a fund may invest in both dollar and non-dollar denominated securities.  Accordingly, we respectfully decline to make the proposed change.

48.         Comment:                                           With respect to Small Company HLS Fund, please revise the Principal Investment Strategy section of the Summary Section to summarize the differences in investment approaches among the fund’s sub-advisers.  To the extent that this comment is applicable to the Prospectuses for other funds, please make similar changes to those Prospectuses.

Response:                                             We note that disclosure regarding the differences in investment approaches among a fund’s sub-advisers is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus, and the Registrant believes this level of detail is not required in the Summary Section.  Accordingly, we respectfully decline to make the proposed change.

49.         Comment:                                           With respect to Stock HLS Fund, please include the market capitalization range of companies included in the S&P 500 Index in the Principal Investment Strategy section of the Summary Section.

Response:                                          We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization and that the market capitalization range of companies included in the S&P 500 Index is set forth in the Principal Investment Strategy section of the Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus.  The Registrant believes this level of detail is not required in the Summary Section for this type of fund and, therefore, we respectfully decline to make the proposed change.

50.         Comment:                                           With respect to Total Return Bond HLS Fund, please refer to lower-rated bonds as “junk bonds.”

Response:                                             We have revised the disclosure consistent with this comment.

51.         Comment:                                           With respect to Total Return Bond HLS Fund, please include “Active Trading Risk,” “Bank Loans Risk,” “Extension Risk,” “Income Risk,” “Loan Participation Risk” and “Loan Prepayment Risk” in the Main Risks section.

Response:                                             We have revised the disclosure to include “Active Trading Risk” in the Main Risks section.  The Registrant does not, however, consider “Bank Loans Risk,” “Extension Risk,” “Income Risk,” “Loan Participation Risk” and “Loan Prepayment Risk” to be main risks of investing in the fund.  In addition, we note that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  These changes would result in inconsistencies between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed changes.

52.         Comment:                                           With respect to Total Return Bond HLS Fund, the Principal Investment Strategy section states that the fund may invest in preferred stocks, convertible securities and securities accompanied by warrants to purchase equity securities.  Please disclose the risks of investing in securities of this nature.

Response:                                             The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus sets forth the risks associated with these types of securities.  Accordingly, we respectfully decline to make the proposed change.

53.         Comment:                                           Please expand the discussion of derivatives risk in the Main Risks section of the Prospectus for Total Return Bond HLS Fund.  In particular, please include a discussion of liquidity, leverage and counterparty risks associated with investments in derivatives.

Response:                                          The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus sets forth the risks associated with derivatives in more detail.  Additionally, the fund’s Statement of Additional Information contains additional disclosure regarding derivatives.  For these reasons, we respectfully decline to make the proposed change.

54.         Comment:                                           With respect to Growth Opportunities HLS Fund, please include the range of market capitalizations that the fund considers mid and large capitalizations.

Response:                                             We note that the fund’s name does not indicate that it focuses on investments in companies with a particular market capitalization.  In addition, the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  This change would result in an inconsistency between the fund’s Prospectus and the currently effective prospectus for the retail fund.  For these reasons, we respectfully decline to make the proposed change, but will consider this change when the prospectuses are updated in 2011.

55.         Comment:                                           With respect to the Growth Opportunities HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

Response:                                             We have revised the disclosure consistent with this comment.

56.         Comment:                                           With respect to Growth Opportunities HLS Fund, please revise the average annual total returns table to show average annual total returns for Class IB shares since inception.  The current presentation, as described in the first footnote to the table, is not permitted by Form N-1A.

Response:                                             The SEC staff has previously granted no-action relief to allow funds to present performance information for a new class of shares by showing the new class’s performance for periods prior to the class’s inception date by imputing historical performance from a previously existing class, which is restated to reflect the fees and expenses of the new class.(1)  Additionally, we note that the current presentation, which is commonly used in the industry, has been used in the fund’s prospectus in previous years.  Furthermore, the fund is managed in a substantially similar manner to a fund offered to retail investors, and the currently effective prospectus for the retail fund includes the current presentation.  For these reasons, we respectfully decline to make the proposed change.

57.         Comment:                                           With respect to the Small/Mid Cap Equity HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

(1)                                  See, e.g., Comstock Partners Strategy Fund, Inc., SEC No-Action Letter (Apr. 6, 1995) and Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (Feb. 28, 1997).

Response:                                             We have revised the disclosure consistent with this comment.

58.         Comment:                                           With respect to Small/Mid Cap Equity HLS Fund, please delete the third bullet in the Past Performance section of the Summary Section, as this information is neither required nor permitted by Item 4 of Form N-1A.

Response:                                             Form N-1A does not require a fund to include specific language in the introduction to the Past Performance section.  Additionally, the Registrant believes the disclosure is important in order for shareholders to fully understand the returns in the Past Performance section.  For these reasons, we respectfully decline to make the proposed change.

59.         Comment:                                           With respect to Small/Mid Cap Equity HLS Fund, please revise the average annual total returns table to show average annual total returns for Class IB shares since inception.  The current presentation, as described in the first footnote to the table, is not permitted by Form N-1A.

Response:                                             The Registrant believes the current presentation is appropriate for the reasons discussed in the response to Comment 56.  Therefore, we respectfully decline to make the proposed change.

60.         Comment:                                           Please confirm that Small/Mid Cap Equity HLS Fund does not pursue a growth strategy and that “Growth Orientation Risk” is not a principal risk for the fund.

Response:                                             The Registrant confirms that the fund does not pursue a growth strategy and that “Growth Orientation Risk” is not a principal risk for the fund.

61.         Comment:                                           With respect to the SmallCap Value HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

Response:                                             We have revised the disclosure consistent with this comment.

62.         Comment:                                           With respect to SmallCap Value HLS Fund, please revise the average annual total returns table to show average annual total returns for Class IB shares since inception.  The current presentation, as described in the first footnote to the table, is not permitted by Form N-1A.

Response:                                             The Registrant believes the current presentation is appropriate for the reasons discussed in the response to Comment 56.  Therefore, we respectfully decline to make the proposed change.

63.         Comment:                                           With respect to the SmallCap Growth HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

Response:                                             We have revised the disclosure consistent with this comment.

64.         Comment:                                           With respect to SmallCap Growth HLS Fund, please revise the average annual total returns table to show average annual total returns for Class IB shares since inception.  The current presentation, as described in the first footnote to the table, is not permitted by Form N-1A.

Response:                                             The Registrant believes the current presentation is appropriate for the reasons discussed in the response to Comment 56.  Therefore, we respectfully decline to make the proposed change.

65.         Comment:                                           With respect to U.S. Government Securities HLS Fund, in the Principal Investment Strategy section of the Summary Section please state that the fund may invest in bonds issued by the Canadian government.

Response:                                          We have revised the disclosure consistent with this comment.

66.         Comment:                                           With respect to U.S. Government Securities HLS Fund, please clarify whether securities lending is a principal investment strategy of the fund.  If so, please include securities lending in the Principal Investment Strategy section of the Summary Section and an associated risk in the Main Risks section.

Response:                                             The Registrant confirms that securities lending is not a principal investment strategy of the fund.

67.         Comment:                                           With respect to U.S. Government Securities HLS Fund, please include “Call Risk,” “Extension Risk,” “Liquidity Risk” and “Reverse Repurchase Agreements Risk” in the Main Risks section.

Response:                                             The Registrant does not consider these risks to be main risks of investing in the fund.  Accordingly, we respectfully decline to make the proposed change.

68.         Comment:                                           With respect to the U.S. Government Securities HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

Response:                                             We have revised the disclosure consistent with this comment.

69.         Comment:                                           With respect to U.S. Government Securities HLS Fund, please revise the average annual total returns table to show average annual total returns for Class IB shares since inception.  The current presentation, as described in the first footnote to the table, is not permitted by Form N-1A.

Response:                                             The Registrant believes the current presentation is appropriate for the reasons discussed in the response to Comment 56.  Therefore, we respectfully decline to make the proposed change.

70.         Comment:                                           Please expand the discussion of derivatives risk in the Main Risks section of the Prospectus for U.S. Government Securities HLS Fund. In particular, please include a discussion of liquidity, leverage and counterparty risks associated with investments in derivatives.

Response:                                             The Additional Information Regarding Risks and Investment Strategies section of the fund’s Prospectus sets forth the risks associated with derivatives in more detail.  Additionally, the fund’s Statement of Additional Information contains additional disclosure regarding derivatives.  For these reasons, we respectfully decline to make the proposed change.

71.         Comment:                                           With respect to the Value Opportunities HLS Fund Prospectus, please either state the date the investment adviser was changed or present the performance information since the date of the change in investment adviser.

Response:                                             The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

72.         Comment:                                           With respect to Value Opportunities HLS Fund, please revise the average annual total returns table to show average annual total returns for Class IB shares since inception.  The current presentation, as described in the first footnote to the table, is not permitted by Form N-1A.

Response:                                             The fund was merged on March 19, 2010 pursuant to a plan of reorganization.  Therefore, the fund will not be included in the registration statement.

73.         Comment:                                           With respect to the discussion of portfolio holdings disclosure in the Statement of Additional Information, there are references to requirements applicable to the recipients of portfolio holdings information, but a description of the requirements is not included.  Please include a discussion of the policy with respect to disclosure and the duties of recipients of information about portfolio holdings (e.g., confidentiality, duty not to trade), including whether such duties are contractual.

Response:                                          The Statement of Additional Information contains the following discussion of the policy with respect to disclosure of portfolio holdings information:

Each Fund, the Fund’s investment manager, the Fund’s distributor (collectively, “Hartford”) or the Fund’s investment sub-adviser also may confidentially or publicly disclose portfolio holdings on a more frequent basis if approved by the Fund’s CCO and at least one other Fund officer in accordance with the disclosure policy.

We have revised the discussion to include the following:

A Fund’s portfolio holdings may only be disclosed to a third party if the third party is subject to appropriate requirements such as maintaining confidentiality and a duty not to trade on the information.

74.         Comment:                                           Please confirm that additional disclosure will be added to the Statement of Additional Information which is responsive to the new requirements of Item 17 of Form N-1A.

Response:                                          The Registrants confirm that additional disclosure will be added to the Statement of Additional Information which is responsive to the new requirements of Item 17.

Sincerely,

/s/ Kathryn S. Cohen
Kathryn S. Cohen

cc:	Michael Phillips
John V. O’Hanlon